Exhibit 10.3

AMENDED AND RESTATED

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) is made by and between DESTINATION MATERNITY CORPORATION (the “Company”) and RONALD J. MASCIANTONIO (the “Executive”).

WHEREAS, the Company and the Executive are parties to an Executive Employment Agreement dated July 16, 2009 (the “Original Agreement”), which agreement has been amended several times prior to the date hereof; and

WHEREAS, the parties wish to restate the Original Agreement to incorporate all amendments entered into prior to the date hereof and to incorporate certain additional changes.

NOW, THEREFORE, in consideration of the foregoing and intending to be bound hereby, the parties agree as follows:

1. Duration of Agreement. This Agreement is effective on the date it is fully executed and has no specific expiration date. Unless terminated by agreement of the parties, this Agreement will govern Executive’s continued employment by the Company until that employment ceases.

2. Title; Duties. Executive will be employed as the Company’s Executive Vice President & Chief Administrative Officer, reporting directly to the Company’s Chief Executive Officer (the “CEO”) or as otherwise directed by the Company’s Board of Directors (the “Board”). Executive will devote his best efforts and substantially all of his business time and services to the Company and its affiliates to perform such duties as may be customarily incident to his position and as may reasonably be assigned to him from time to time. Executive will not, in any capacity, engage in other business activities or perform services for any other individual, firm or corporation without the prior written consent of the Company; provided, however, that without such consent, Executive may engage in charitable, public service and personal investment activities, so long as such activities do not in any respect interfere with Executive’s performance of his duties and obligations hereunder.

3. Place of Performance. Executive will perform his services hereunder at the principal executive offices of the Company in Moorestown, New Jersey; provided, however, that Executive may be required to travel from time to time for business purposes.

4. Compensation and Indemnification.

4.1. Base Salary. Executive’s annual salary will be $390,000 (the “Base Salary”), paid in accordance with the Company’s payroll practices as in effect from time to time. The Base Salary will be reviewed annually by the Compensation Committee of the Board (the “Committee”).

4.2. Annual Bonuses.

4.2.1. For each fiscal year ending during his employment, Executive will be eligible to earn an annual performance bonus. The target amount of that bonus will be 60% of Executive’s Base Salary for the applicable fiscal year (the “Target Bonus”). The performance period for this bonus opportunity may be segmented into such shorter periods as the Committee may determine in its reasonable discretion, provided the aggregate bonus opportunities (at target) for the applicable fiscal year are at least equal to the Target Bonus. The actual bonus payable with respect to any performance period will be determined by the Committee, based on the achievement of corporate and individual performance objectives established for the applicable period. Any bonus payable under this paragraph will be paid as soon as administratively practicable following the end of the applicable performance period, but in no event later than 2 1⁄2 months after the end of the fiscal year that includes the last day of the applicable performance period, and except as otherwise provided in Section 5.1.2, will only be paid if Executive remains continuously employed by the Company through the actual bonus payment date.

4.2.2. For purposes of determining any bonus payable to Executive, the measurement of corporate and individual performance will be performed by the Committee in good faith. From time to time, to the extent consistent with the requirements for exemption from the deductibility limitation of Section 162(m) of the Internal Revenue Code (the “Code”)(if such exemption is intended to be applicable), the Committee may in its sole discretion make adjustments to corporate or individual performance goals, so that required departures from the Company’s operating budget, changes in accounting principles, acquisitions, dispositions, mergers, consolidations and other corporate transactions, and other factors influencing the achievement or calculation of such goals do not affect the operation of this Section 4.2 in a manner inconsistent with its intended purposes.

4.2.3. The Committee may choose to provide Executive’s performance bonus opportunity through the Company’s Management Incentive Program, in which case such bonus opportunity will be subject to the additional terms and conditions therein contained.

4.3. Paid Time Off. Executive will be entitled to paid time off each year in accordance with the policies of the Company, as in effect from time to time.

4.4. Indemnification. Executive will be indemnified for acts performed as an employee of the Company to the extent provided in the Company’s Bylaws, as in effect from time to time.

4.5. Automobile Reimbursement. During the term of Executive’s employment hereunder, the Company will reimburse the Executive for automobile related expenses not to exceed $1,000 per month.

5. Termination. Upon any cessation of his employment with the Company, Executive will be entitled only to such compensation and benefits as described in this Section 5. Upon any cessation of his employment for any reason, unless otherwise requested by the Company, Executive agrees to resign immediately from all officer and director positions he then holds with the Company and its affiliates.

5.1. Termination without Cause or for Good Reason. If Executive’s employment by the Company ceases due to a termination by the Company without Cause (as defined below) or a resignation by Executive for Good Reason (as defined below), Executive will be entitled to:

5.1.1. payment of all accrued and unpaid Base Salary through the date of such cessation;

5.1.2. payment of any performance bonus otherwise payable (but for the cessation of Executive’s employment) with respect to a performance period ended prior to the cessation of Executive’s employment;

5.1.3. payment of a pro-rata performance bonus for the bonus performance period in which termination occurs, determined and paid in the same manner and at the same time as the Executive’s performance bonus would otherwise have been determined and paid for the applicable performance period, but for the termination. Such performance bonus will be pro-rated based on the number of days of the applicable performance period transpired prior to the date of termination relative to the total number of days contained in the applicable performance period;

5.1.4. monthly severance payments equal to one-ninth of Executive’s Base Salary for a period equal to 9 months; and

5.1.5. waiver of the applicable premium otherwise payable for COBRA continuation coverage for Executive (and, to the extent covered immediately prior to the date of such cessation, his eligible dependents) for a period equal to 12 months.

Except as otherwise provided in this Section 5.1, all compensation and benefits will cease at the time of such cessation and the Company will have no further liability or obligation by reason of such cessation. The payments and benefits described in this Section 5.1 are in lieu of, and not in addition to, any other severance arrangement maintained by the Company. Notwithstanding any provision of this Agreement, the payments and benefits described in Section 5.1 are conditioned on Executive’s execution and delivery to the Company, within 45 days following his cessation of employment, of a general release of claims against the Company and its affiliates in such form as the Company may reasonably require (the “Release”). Subject to Section 5.4, below, and provided the Release is not revoked, the severance benefits described herein will begin to be paid or provided (x) 15 days after the Release has been delivered, if the 60-day period following the cessation of employment does not straddle two calendar years; or (y) the later of 15 days after the Release has been delivered or the first regularly scheduled payroll date in the calendar year following the cessation of employment, if the 60-day period following such cessation straddles two calendar years.

5.2. Termination Following a Change in Control. For cessations of employment described in Section 5.1 that occur during the two-year period following a Change in Control, (i) the reference in Section 5.1.4 to “one-ninth of Executive’s Base Salary” will be replaced by “one-tenth of Executive’s Base Salary,” (ii) the reference in Section 5.1.4 to “9 months” will be replaced with a reference to “20 months,” (iii) the reference in Section 5.1.5 to “12 months” will be replaced with a reference to “18 months,” and (iv) Executive will in that case be entitled to an additional severance benefit equal to 60% of his Base Salary, which amount will be divided into substantially equal monthly installments and paid over the salary continuation period described above in Section 5.1.4, as modified by Section 5.2(ii). For avoidance of doubt, the payment of these enhanced severance benefits is subject to the release requirements described at the end of Section 5.1.

5.3. Other Terminations. If Executive’s employment with the Company ceases for any reason other than as described in Section 5.1, above (including but not limited to termination (a) by the Company for Cause, (b) as a result of Executive’s death, (c) as a result of Executive’s disability or (d) by Executive without Good Reason), then the Company’s obligation to Executive will be limited solely to the payment of accrued and unpaid Base Salary through the date of such cessation. All compensation and benefits will cease at the time of such cessation and, except as otherwise provided by COBRA, the Company will have no further liability or obligation by reason of such termination. The foregoing will not be construed to limit Executive’s right to payment or reimbursement for claims incurred prior to the date of such termination under any insurance contract funding an employee benefit plan, policy or arrangement of the Company in accordance with the terms of such insurance contract.

5.4. Compliance with Section 409A.

5.4.1. If the termination giving rise to the payments described in Section 5.1 is not a “Separation from Service” within the meaning of Treas. Reg. § 1.409A-1(h)(1) (or any successor provision), then the amounts otherwise payable pursuant to that section will instead be deferred without interest and will not be paid until Executive experiences a Separation from Service. In addition, to the extent compliance with the requirements of Treas. Reg. § 1.409A-3(i)(2) (or any successor provision) is necessary to avoid the application of an additional tax under Section 409A of the Code to payments due to

Executive upon or following his Separation from Service, then notwithstanding any other provision of this Agreement (or any otherwise applicable plan, policy, agreement or arrangement), any such payments that are otherwise due within six months following Executive’s Separation from Service (taking into account the preceding sentence of this paragraph) will be deferred without interest and paid to Executive in a lump sum immediately following that six-month period. This paragraph should not be construed to prevent the application of Treas. Reg. § 1.409A-1(b)(9)(iii)(or any successor provision) to amounts payable hereunder. For purposes of the application of Treas. Reg. § 1.409A-1(b)(4)(or any successor provision), each payment in a series of payments will be deemed a separate payment.

5.4.2. Notwithstanding anything in this Agreement to the contrary, to the extent an expense, reimbursement or in-kind benefit provided to Executive pursuant to this Agreement or otherwise constitutes a “deferral of compensation” within the meaning of Section 409A of the Code (a) the amount of expenses eligible for reimbursement or in-kind benefits provided to the Executive during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to the Executive in any other calendar year, (b) the reimbursements for expenses for which the Executive is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, and (c) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit.

5.5. Compliance with Section 280G. If any payment or benefit due to Executive from the Company or its subsidiaries or affiliates, whether under this Agreement or otherwise, would (if paid or provided) constitute an Excess Parachute Payment (as defined below), then notwithstanding any other provision of this Agreement or any other commitment of the Company, that payment or benefit will be limited to the minimum extent necessary to ensure that no portion thereof will fail to be tax-deductible to the Company by reason of Section 280G of the Code. The determination of whether any payment or benefit would (if paid or provided) constitute an Excess Parachute Payment will be made by the Company, in good faith and in its sole discretion. If multiple payments or benefits are subject to reduction under this paragraph, such payments or benefits will be reduced in the order that maximizes Executive’s economic position (as determined by the Company in good faith). If, notwithstanding the initial application of this Section 5.5, the Internal Revenue Service determines that any payment or benefit provided to Executive constituted an Excess Parachute Payment, this Section 5.5 will be reapplied based on the Internal Revenue Service’s determination and Executive will be required to promptly repay to the Company any amount in excess of the payment limit of this Section 5.5, plus interest on such amount as determined at the applicable federal rate specified in Section 7872(f)(2) of the Code.

5.6. Definitions. For purposes of this Agreement:

5.6.1. “Cause” means: (a) conviction of, or the entry of a plea of guilty or no contest to, a crime, other than a minor traffic offense; (b) alcohol abuse or use of controlled drugs (other than in accordance with a physician’s prescription); (c) willful misconduct or gross negligence in the course of employment; (d) material breach of any published Company policy, including (without limitation) the Company’s ethics guidelines, insider trading policies or policies regarding employment practices; (e) material breach of any agreement with or duty owed to the Company or any of its affiliates; or (f) refusal to perform the lawful and reasonable directives of a supervisor. For avoidance of doubt, a separation from service that occurs as a result of a condition entitling the Executive to benefits under any Company sponsored or funded long term disability arrangement will not constitute a termination “without Cause.”

5.6.2. “Change in Control” means the first to occur of any of the events described in Section 1(f) of the Company’s 2005 Equity Incentive Plan (or any successor provision).

Notwithstanding the foregoing, a Change in Control will not be deemed to have occurred unless such event would also be a Change in Control under Section 409A of the Code.

5.6.3. “Conflicting Product” means any product, process or service which is the same as, similar to or competitive with any Company product (which includes third-party products that are distributed by Company), process, or service. Conflicting Products include, but are not limited to, maternity and nursing apparel and related accessories.

5.6.4. “Excess Parachute Payment” has the same meaning as used in Section 280G(b)(1) of the Code.

5.6.5. “Good Reason” means any of the following, without the Executive’s prior consent: (a) a material, adverse change in title, authority or duties (including the assignment of duties materially inconsistent with the Executive’s position); (b) a reduction in Base Salary or bonus opportunity (described in Section 4.2.1); or (c) a relocation of the Executive’s principal worksite more than 50 miles. However, none of the foregoing events or conditions will constitute Good Reason unless the Executive provides the Company with written objection to the event or condition within 30 days following the occurrence thereof, the Company does not reverse or otherwise cure the event or condition within 30 days of receiving that written objection, and the Executive resigns his employment within 30 days following the expiration of that cure period.

5.6.6. “Restricted Period” means the immediately period following Executive’s employment equal to (a) 24 months, in the case of a cessation of employment described in Section 5.2; or (b) 12 months, in the case of any other cessation of employment (without regard to whether such cessation was initiated by the Company or by Executive).”

6. Confidential Information. “Confidential Information” means information which the Company regards as confidential or proprietary and which Executive learns or develops during or related to his or her employment, including, but not limited to, information:

a.	relating to the Company’s products, suppliers, pricing, costs, sourcing, design, fabric and distribution processes;

b.	relating to the Company’s marketing plans and projections;

c.	consisting of lists of names and addresses of the Company’s employees, agents, factories and suppliers;

d.	relating to the methods of importing and exporting used by the Company;

e.	relating to manuals and procedures created and/or used by the Company;

f.	consisting of trade secrets or other information that is used in the Company’s business, and which give the Company an opportunity to obtain an advantage over competitors who do not know such trade secrets or how to use the same;

g.	consisting of software in various stages of development (source code, object code, documentation, flow charts), specifications, models, data and customer information;

h.	consisting of financial information and financial analysis prepared by the Company or used by the Company;

i.	consisting of legal information; and

j.	relating to contracts.

Executive assigns to Company any rights he or she may have in any Confidential Information. Executive shall not disclose any Confidential Information to any third-party or use any Confidential Information for any purposes other than as authorized by the Company. Executive agrees not to disclose to Company or use for its benefit any confidential information that he or she may possess from any prior employers or other sources.

7. Surrender of Materials. Executive hereby agrees to deliver to the Company promptly upon request or on the date of termination of Executive’s employment, all documents, copies thereof and other materials in Executive’s possession or control pertaining to the business of the Company and its customers, including, but not limited to, Confidential Information (and each and every copy, disk, abstract, summary or reproduction of the same made by or for Executive or acquired by Executive).

8. Non-Competition and Non-Solicitation. Executive acknowledges that the Company has developed and maintains at great expense, a valuable supplier network, supplier contacts, many of which are of longstanding, product designs, and other information of the type described in Section 6 of this Agreement, and that in the course of his or her employment (or continued employment) by the Company, Executive will be given Confidential Information concerning such suppliers and products, including information concerning such suppliers’ purchasing personnel, policies, requirements, and preferences, and such product’s design, manufacture and marketing.

8.1. Accordingly, Executive agrees that during the period of Executive’s employment and for the Restricted Period, Executive will not directly or indirectly:

8.1.1. Provide services for a business or enterprise that, in its previous fiscal year, generated 20% or more of its gross revenue from the design, manufacture and/or sale of Conflicting Products. This subparagraph applies in the following geographic areas: (a) states and commonwealths of the United States; (b) the District of Columbia; and (c) any foreign country. Furthermore, this subparagraph only applies in the foregoing geographic areas to the extent that the Company has designed, sold or manufactured Conflicting Products within the relevant territory (or has undertaken preparations to do so) within the year prior to the termination of Executive’s employment; or

8.1.2. Provide services for the following entities (including any of their respective divisions, subsidiaries, or affiliates): (a) Gap Inc., (b) J.C. Penney Corporation, Inc., (c) Target Corporation, (d) Macy’s, Inc., (e) Sears Holding Corporation, (f) Bed Bath and Beyond, Inc., (g) Gordmans Stores, Inc., (h) Boscov’s (i) Century 21 Department Store, or (j) Kohl’s Corporation. Such list of entities may be modified from time to time in the sole reasonable discretion of the Company. Executive is not permitted to provide services to such businesses regardless of the amount of Conflicting Product sales generated by such businesses.

8.2. During the period of Executive’s service with the Company and its affiliates, and for the Restricted Period, Executive will not induce, attempt to induce (or in any way assist any other person in inducing or attempting to induce) any employee, consultant, supplier, licensor, licensee, contractor, agent, strategic partner, distributor or other person to terminate or modify any agreement, arrangement, relationship or course of dealing with the Company. Further, during such period Executive will not directly or indirectly, on Executive’s own behalf or on behalf of any other person or entity, employ or solicit for employment: (a) any current Company employee or agent; or (b) any former Company employee or agent who provided services to the Company within the prior 12 month period.

8.3. Executive acknowledges that any breach by him or her of the provisions of this Section 8 (the “Restrictive Covenants”), whether or not willful, will cause continuing and irreparable injury to the Company for which monetary damages alone would not be an adequate remedy. Executive shall not, in any action or proceeding to enforce the Restrictive Covenants, assert the claim or defense that such an adequate remedy at law exists. If there is a breach or threatened breach of any of the Restrictive Covenants, or any other obligation contained in this Agreement, the Company shall be entitled to an injunction restraining Executive from any such breach without the necessity of proving actual damages, and Executive waives the requirement of posting a bond. Nothing herein, however, shall be construed as prohibiting the Company from pursuing other remedies for such breach or threatened breach. In the event of any action or proceeding concerning the Restrictive Covenants, Executive will reimburse the Company for its reasonable costs and attorney’s fees incurred in connection with such action or proceeding if the Company is determined by the court or other factfinder to have substantially prevailed in such matter.

8.4. Executive agrees to disclose the existence and terms of the Restrictive Covenants to any person for whom Executive performs or proposes to perform services for during the Restricted Period.

8.5. Executive acknowledges that the Restrictive Covenants are reasonable and necessary to protect the legitimate interests of the Company and its affiliates, that the duration and scope of the Restrictive Covenants are reasonable given Executive’s position within the Company, and that the Company would not have entered into this Agreement or otherwise agreed to provide the payments, rights and benefits described herein and in that certain Transaction and Retention Bonus Agreement between the Company and Executive dated on even date herewith (the “Transaction Bonus Agreement”) in the absence of Executive’s execution of this Agreement.

9. Other Conditions of Employment. Executive shall be subject to other terms and conditions of employment as set forth in: (a) the prevailing Company Team Member Handbook, (b) the prevailing Company insider trading policies, (c) any prevailing clawback or anti-hedging policies, and (d) any other Company policies, all of which shall be subject to interpretation and change from time to time at the sole discretion of the Company, so long as such terms and conditions are not materially inconsistent with the terms hereof.

10. Miscellaneous.

10.1. No Liability of Officers and Directors Upon Insolvency. Notwithstanding any other provision of the Agreement, Executive hereby (a) waives any right to claim payment of amounts owed to him, now or in the future, pursuant to this Agreement from directors or officers of the Company if the Company becomes insolvent, and (b) fully and forever releases and discharges the Company’s officers and directors from any and all claims, demands, liens, actions, suits, causes of action or judgments arising out of any present or future claim for such amounts.

10.2. Other Agreements. Executive represents and warrants to the Company that there are no restrictions, agreements or understandings whatsoever to which he is a party that would prevent or make unlawful his execution of this Agreement, that would be inconsistent or in conflict with this Agreement or Executive’s obligations hereunder, or that would otherwise prevent, limit or impair the performance by Executive of his duties under this Agreement.

10.3. Successors and Assigns. The Company may assign this Agreement to any successor to its assets and business by means of liquidation, dissolution, sale of assets or otherwise. For avoidance of doubt, a termination of Executive’s employment by the Company in connection with a permitted assignment of the Company’s rights and obligations under this Agreement is not a termination “without Cause” so long as the assignee offers employment to Executive on the terms herein specified (without regard to whether Executive accepts employment with the assignee). The duties of Executive hereunder are personal to Executive and may not be assigned by him.

10.4. Governing Law and Enforcement. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws. Any legal proceeding arising out of or relating to this Agreement will be instituted in a state or federal court in the State of Delaware, and Executive and the Company hereby consent to the personal and exclusive jurisdiction of such court(s) and hereby waive any objection(s) that they may have to personal jurisdiction, the laying of venue of any such proceeding and any claim or defense of inconvenient forum.

10.5. Waivers. The waiver by either party of any right hereunder or of any breach by the other party will not be deemed a waiver of any other right hereunder or of any other breach by the other party. No waiver will be deemed to have occurred unless set forth in a writing. No waiver will constitute a continuing waiver unless specifically stated, and any waiver will operate only as to the specific term or condition waived.

10.6. Severability. The various parts of this Agreement are intended to be severable. Should any part be rendered or declared invalid be reason of any legislation or by a decree of a court of competent jurisdiction, such part shall be deemed modified to the extent required by such legislation or decree and the invalidation or modification of such part shall not invalidate or modify the remaining parts hereof. Without limiting the generality of the foregoing, if the scope of any covenant contained in this Agreement is too broad to permit enforcement to its full extent, such covenant shall be enforced to the maximum extent permitted by law. Executive agrees that such scope may be judicially modified accordingly.

10.7. Survival. This Agreement will survive the cessation of Executive’s employment to the extent necessary to fulfill the purposes and intent the Agreement.

10.8. Notices. Any notice or communication required or permitted under this Agreement will be made in writing and (a) sent by overnight courier, (b) mailed by overnight U.S. express mail, return receipt requested, or (c) sent by telecopier. Any notice or communication to Executive will be sent to the address contained in his personnel file. Any notice or communication to the Company will be sent to the Company’s principal executive offices, to the attention of its General Counsel. Notwithstanding the foregoing, either party may change the address for notices or communications hereunder by providing written notice to the other in the manner specified in this paragraph.

10.9. Entire Agreement; Amendments. This Agreement, together with the Transaction Bonus Agreement, contains the entire agreement and understanding of the parties hereto relating to the subjects addressed in those documents, and merges and supersedes all prior and contemporaneous discussions, agreements and understandings of every nature relating to that subject matter (including, without limitation, the Original Agreement, the Restrictive Covenant Agreement between Executive and the Company dated July 16, 2009 and the Change in Control Agreement between Executive and the Company dated July 14, 2006). This Agreement may not be changed or modified, except by an agreement in writing signed by each of the parties hereto.

10.10. Withholding. All payments (or transfers of property) to Executive will be subject to tax withholding to the extent required by applicable law.

10.11. Section Headings. The headings of sections and paragraphs of this Agreement are inserted for convenience only and will not in any way affect the meaning or construction of any provision of this Agreement.

10.12. Counterparts; Facsimile. This Agreement may be executed in multiple counterparts (including by facsimile signature), each of which will be deemed to be an original, but all of which together will constitute but one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer, and Executive has executed this Agreement, in each case on May 31, 2016.

DESTINATION MATERNITY CORPORATION

By:	/s/ Anthony M. Romano
Name:	Anthony Romano
Title:	Chief Executive Officer

RONALD J. MASCIANTONIO

/s/ Ronald J. Masciantonio